PART C

OTHER INFORMATION

ITEM 23. EXHIBITS.

Exhibit No. Description

---------- -----------

(a)(1)* Articles of Incorporation, incorporated by reference to the

Fund's Registration Statement, filed December 14, 1994

(a)(2)* Articles Supplementary, incorporated by reference to Post- Effective Amendment No. 9, filed January 6, 1998

(a)(3)* Articles of Amendment, incorporated by reference to Post-Effective Amendment No. 10, filed February 25, 1998

(a)(4)* Articles Supplementary, incorporated by reference to Post-Effective Amendment No. 16 filed May 3, 2000

(a)(5)* Articles Supplementary, incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(a)(6) Articles Supplementary, incorporated by reference to Post-Effective Amendment No. 22 filed July, 2001

(a)(7) Articles of Amendment, incorporated by reference to Post-Effective Amendment No. 22 filed October, 2001

(b)* Bylaws, incorporated by reference to the Fund's Registration Statement, filed December 14, 1994

(b)(1)* Amended Bylaws, incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(c) Not applicable

(d)* Form of Investment Advisory Agreement, incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(e)* Form of Distribution Agreement, incorporated by reference to

Post-Effective Amendment No. 17 filed July 19, 2000

(f) Not applicable

(g)(1)* Form of Custodial Agreement, incorporated by reference to

Post-Effective Amendment No. 7 filed November 7, 1997

(g)(2)* Form of Custodial Agreement, incorporated by reference to

Post-Effective Amendment No. 8 filed November 12, 1997

(g)(3)* Form of Custodial Agreement, incorporated by reference to

Post-Effective Amendment No. 16 filed May 3, 2000

(g)(4)* Form of Custodial Agreement, incorporated by reference to

Post-Effective Amendment No. 17 filed July 19, 2000

(h)(1)* Form of Transfer Agency Agreement, incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(h)(2)* Form of Management and Administrative Agreement, incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(h)(3)* Form of Fund Accounting Agreement, incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(h)(4)* Form of Administrative Services Plan, incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(i)(1)* Opinion of Ober, Kaler & Shriver, incorporated by reference to Pre-Effective Amendment No. 2 filed May 4, 1995

(i)(2)* Opinion of Ober, Kaler, Grimes & Shriver, incorporated by reference to Post-Effective Amendment No. 4 filed March 18, 1996

(i)(3)* Opinion of Ober, Kaler, Grimes & Shriver for Liquid Assets Fund and Municipal Assets Fund, incorporated by reference to Post-Effective Amendment No. 9 filed January 6, 1998

(i)(4)* Opinion of Ober, Kaler, Grimes & Shriver for Vintage Funds,

incorporated by reference to Post-Effective Amendment No. 9 filed January 6, 1998

(i)(5)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 14 filed July 16, 1999

(i)(6)* Opinion of Ober, Kaler, Grimes & Shriver for Institutional Reserves Fund incorporated by reference to Post-effective Amendment No. 16 filed May 3, 2000

(i)(7)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(i)(8)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 18 filed July 28, 2000

(i)(9)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(i)(10)* Opinion of Ober, Kaler, Grimes & Shriver for Vintage Technology Fund incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(i)(11)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 20 filed July 27, 2001

(i)(12)* Consent of Cline, Williams, Wright, Johnson & Oldfather incorporated by reference to Post-Effective Amendment No. 21 filed July 29, 2002

(j)(1)* Consent of KPMG Peat Marwick LLP incorporated by reference to Post-Effective Amendment No. 14 filed July 29, 1999

(j)(2)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 14. filed July 29, 1999

(j)(3)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 15. filed February 18, 2000

(j)(4)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 16. filed May 3, 2000

(j)(5)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(j)(6)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 18 filed July 28, 2000

(j)(7)* Consent of McGladrey & Pullen LLP incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(j)(8)* Consent of PricewaterhouseCoopers LLP incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(j)(9)* Consent of PricewaterhouseCoopers LLP incorporated by reference to Post-Effective Amendment No. 20 filed July 27, 2001

(j)(10)* Consent of PricewaterhouseCoopers LLP incorporated by reference to Post-Effective Amendment No. 21 filed July 29, 2002

(k) Not Applicable

(l)* Subscription Agreement of Initial Stockholder, incorporated by reference to the Fund's Registration Statement, filed December 14, 1994

(m)* Distribution and Shareholder Services Plan incorporated by reference to Post-Effective Amendment No. 17 filed July 19, 2000

(n)(1)* 18f-3 Plan, incorporated by reference to the Pre-Effective

Amendment No. 3, filed May 18, 1995

(n)(2)* Amended 18f-3 Plan incorporated by reference to the Post-Effective Amendment No. 16, filed May 3, 2000

(n)(3)* Amended 18f-3 Plan incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

(p)(1)* Fund Code of Ethics incoporated by reference to the Post-Effective Amendment No. 16, filed May 3, 2000

(p)(2)* Adviser Code of Ethics incoporated by reference to the Post-Effective Amendment No. 16, filed May 3, 2000

(p)(3)* Distributor Code of Ethics incoporated by reference to the

Post-Effective Amendment No. 16, filed May 3, 2000

(p)(4)* Amended Adviser Code of Ethics incorporated by reference to Post-Effective Amendment No. 19 filed October 2, 2000

OTHERS

a* Power of Attorney, incorporated by reference to Post- Effective Amendment No. 20 filed July 21, 2001

*All previously filed.

Vintage Mutual Funds, Inc.
Exhibit Index
Description

(a)(6) Articles Supplementary

(a)(7) Articles of Amendmemt

VINTAGE MUTUAL FUNDS, INC.

ARTICLES SUPPLEMENTARY

VINTAGE MUTUAL FUNDS, INC., a Maryland corporation (which is hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article FOURTH of the Charter of the Corporation, the Board of Directors has duly designated and classified all of the authorized shares of the IMG Core Stock Fund series of the Corporation's capital stock, all of which are unissued, into undesignated and unclassified shares of the capital stock of the Corporation.

(1) Immediately prior to the filing of these Articles Supplementary, the Corporation had the authority to issue 100,000,000,000 shares of capital stock, $0.001 par value per share (the "Shares"), 800,000,000 Shares being designated as the IMG Core Stock Fund, all of which Shares were designated as the Class A Shares class of the IMG Core Stock Fund; 800,000,000 Shares being designated as the Vintage Bond Fund, all of which Shares were designated as the Class A Shares class of the Vintage Bond Fund; 5,000,000,000 Shares being designated as the Liquid Assets Fund, of which 1,250,000,000 Shares were designated as the Class A Shares class of the Liquid Assets Fund, 1,250,000,000 Shares were designated as the Class B Shares class of the Liquid Assets Fund, 1,250,000,000 Shares were designated as the Class C Shares class of the Liquid Assets Fund and 1,250,000,000 Shares were designated as the Class D Shares class of the Liquid Assets Fund; 5,000,000,000 Shares being designated as the Municipal Assets Fund, of which 1,250,000,000 Shares were designated as the Class A Shares class of the Municipal Assets Fund, 1,250,000,000 Shares were designated as the Class B Shares class of the Municipal Assets Fund, 1,250,000,000 Shares were designated as the Class C Shares class of the Municipal Assets Fund and 1,250,000,000 Shares were designated as the Class D Shares class of the Municipal Assets Fund; 5,000,000,000 Shares being designated as the Vintage Government Assets Fund, of which 1,250,000,000 Shares were designated as the Class A Shares class of the Vintage Government Assets Fund, 1,250,000,000 Shares were designated as the Class B Shares class of the Vintage Government Assets Fund, 1,250,000,000 Shares were designated as the Class C Shares class of the Vintage Government Assets Fund and 1,250,000,000 Shares were designated as the Class D Shares class of the Vintage Government Assets Fund; 1,600,000,000 Shares being designated as the Vintage Income Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Income Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Income Fund; 1,600,000,000 Shares being designated as the Vintage Municipal Bond Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Municipal Bond Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Municipal Bond Fund; 1,600,000,000 Shares being designated as the Vintage Equity Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Equity Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Equity Fund; 1,600,000,000 Shares being designated as the Vintage Balanced Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Balanced Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Balanced Fund; 1,600,000,000 being designated as the Vintage Aggressive Growth Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Aggressive Growth Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Aggressive Growth Fund; 1,600,000,000 Shares being designated as the Vintage Limited Term Bond Fund, of which 800,000,000 Shares were designated as the Class A Shares class of the Vintage Limited Term Bond Fund and 800,000,000 Shares were designated as the Class B Shares class of the Vintage Limited Term Bond Fund; 5,000,000,000 Shares being designated as the Institutional Reserves Fund, of which of which 1,250,000,000 Shares were designated as the Class A Shares class of the Institutional Reserves Fund; 1,250,000,000 Shares were designated as the Class B Shares class of the Institutional Reserves Fund, 1,250,000,000 Shares were designated as the Class C Shares class of the Institutional Reserves Fund and 1,250,000,000 Shares were designated as the Class D Shares class of the Institutional Reserves Fund; 1,600,000,000 Shares being designated as the Technology Fund, of which 400,000,000 Shares were designated as the Class A Shares class of the Technology Fund, 400,000,000 Shares were designated as the Class B Shares class of the Technology Fund, 400,000,000 Shares were designated as the Class C Shares class of the Technology Fund and 400,000,000 Shares were designated as the Class D Shares class of the Technology Fund; and 67,200,000,000

Shares which were not designated or classified. The aggregate par value of all of such Shares is $100,000,000.

(2) Immediately after the filing of these Articles Supplementary, the Corporation will continue to have the authority to issue 100,000,000,000 shares of capital stock, $0.001 par value per share, 800,000,000 Shares being designated as the Vintage Bond Fund, all of which Shares will be designated as the Class A Shares class of the Vintage Bond Fund; 5,000,000,000 Shares being designated as the Liquid Assets Fund, of which 1,250,000,000 Shares will be designated as the Class A Shares class of the Liquid Assets Fund, 1,250,000,000 Shares will be designated as the Class B Shares class of the Liquid Assets Fund, 1,250,000,000 Shares will be designated as the Class C Shares class of the Liquid Assets Fund and 1,250,000,000 Shares will be designated as the Class D Shares class of the Liquid Assets Fund; 5,000,000,000 Shares being designated as the Municipal Assets Fund, of which 1,250,000,000 Shares will be designated as the Class A Shares class of the Municipal Assets Fund, 1,250,000,000 Shares will be designated as the Class B Shares class of the Municipal Assets Fund, 1,250,000,000 Shares will be designated as the Class C Shares class of the Municipal Assets Fund and 1,250,000,000 Shares will be designated as the Class D Shares class of the Municipal Assets Fund; 5,000,000,000 Shares being designated as the Vintage Government Assets Fund, of which 1,250,000,000 Shares will be designated as the Class A Shares class of the Vintage Government Assets Fund, 1,250,000,000 Shares will be designated as the Class B Shares class of the Vintage Government Assets Fund, 1,250,000,000 Shares will be designated as the Class C Shares class of the Vintage Government Assets Fund and 1,250,000,000 Shares will be designated as the Class D Shares class of the Vintage Government Assets Fund; 1,600,000,000 Shares being designated as the Vintage Income Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Income Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Income Fund; 1,600,000,000 Shares being designated as the Vintage Municipal Bond Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Municipal Bond Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Municipal Bond Fund; 1,600,000,000 Shares being designated as the Vintage Equity Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Equity Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Equity Fund; 1,600,000,000 Shares being designated as the Vintage Balanced Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Balanced Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Balanced Fund; 1,600,000,000 being designated as the Vintage Aggressive Growth Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Aggressive Growth Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Aggressive Growth Fund; 1,600,000,000 Shares being designated as the Vintage Limited Term Bond Fund, of which 800,000,000 Shares will be designated as the Class A Shares class of the Vintage Limited Term Bond Fund and 800,000,000 Shares will be designated as the Class B Shares class of the Vintage Limited Term Bond Fund; 5,000,000,000 Shares being designated as the Institutional Reserves Fund, of which of which 1,250,000,000 Shares will be designated as the Class A Shares class of the Institutional Reserves Fund; 1,250,000,000 Shares will be designated as the Class B Shares class of the Institutional Reserves Fund, 1,250,000,000 Shares will be designated as the Class C Shares class of the Institutional Reserves Fund and 1,250,000,000 Shares will be designated as the Class D Shares class of the Institutional Reserves Fund; 1,600,000,000 Shares being designated as the Technology Fund, of which 400,000,000 Shares will be designated as the Class A Shares class of the Technology Fund, 400,000,000 Shares will be designated as the Class B Shares class of the Technology Fund, 400,000,000 Shares will be designated as the Class C Shares class of the Technology Fund and 400,000,000 Shares will be designated as the Class D Shares class of the Technology Fund; and 68,000,000,000 Shares which will not be designated or classified. The aggregate par value of all of such Shares is $100,000,000.

SECOND: Except as otherwise provided by the express provisions of these Articles Supplementary, nothing herein shall limit, by inference or otherwise, the discretionary right of the Board of Directors of the Corporation to classify and reclassify and issue any unissued shares of any series or class of the Corporation's Capital Stock and to fix or alter all terms thereof to the full extent provided by the Charter of the Corporation.

THIRD: The Board of Directors of the Corporation, at a meeting duly called and held, duly authorized and adopted resolutions which provided for the designation and classification of the shares of capital stock of the Corporation as contemplated by these Articles Supplementary.

IN WITNESS WHEREOF, Vintage Mutual Funds, Inc. has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf by its President and attested to by its Secretary on this __ day of July, 2001; and its President acknowledges that these Articles Supplementary are the act of Vintage Mutual Funds, Inc., and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ATTEST VINTAGE MUTUAL FUNDS, INC.

Mary Dotterer, Secretary David W. Miles, President

ARTICLES OF AMENDMENT

OF

VINTAGE MUTUAL FUNDS, INC.

VINTAGE MUTUAL FUNDS, INC., a Maryland corporation (which is hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (which is hereinafter referred to as the "SDAT") that:

FIRST: The Charter of the Corporation is hereby amended to change and reclassify all of the issued and outstanding shares of the Vintage Income Fund series of the Corporation's capital stock into Shares of the Vintage Bond Fund series of the Corporation's capital stock, and to cancel and terminate the Vintage Income Fund series of the Corporation's capital stock, and from and after the Closing Date (as hereinafter defined), all of the authorized shares of the Corporation's capital stock heretofore classified and designated as shares of the Vintage Income Fund series of the Corporation's capital stock shall cease to constitute shares of the Vintage Income Fund series of the Corporation's capital stock and, instead, such shares shall constitute either (i) issued and outstanding shares of the Vintage Bond Fund series of the Corporation's capital stock or (ii) authorized but unissued and unclassified shares of the Corporation's capital stock, as further described in "SECOND" below.

SECOND: The following provisions shall apply in order to effectuate the change and reclassification described in Article FIRST above:

(A) As of the Closing Date, all of the issued and outstanding shares of the Vintage Income Fund series shall automatically be changed and reclassified into that number of full and fractional shares of the Vintage Bond Fund series having an aggregate net asset value equal to the aggregate value of the net assets of the Vintage Income Fund series.

The aggregate value of the net assets of the Vintage Income Fund series and the Vintage Bond Fund series shall be determined in accordance with the valuation procedures set forth in the Corporation's charter and the then current Prospectus or Statement of Additional Information of the Vintage Bond Fund as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date (the "Valuation Time").

In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Vintage Income Fund series or the Vintage Bond Fund series is closed for trading or trading thereupon is restricted, or (b) trading or the reporting of trading on such exchange or elsewhere shall be disrupted so that, in the judgment of the Corporation's Board of Directors, accurate appraisal of the value of the net assets with respect to the shares of the Vintage Income Fund series or the Vintage Bond Fund series is impracticable, the Closing Date shall be postponed.

(B) Upon the change and reclassification described in (A) above, the shareholders of the Vintage Income Fund series shall be deemed to own, as of the Closing Date, that number of full and fractional shares of the Vintage Bond Fund series as may be allocated to such shareholders on a pro rata basis.

(C) All of the assets and liabilities of the Corporation allocated or to be allocated to the Vintage Income Fund series prior to the Closing Date shall, from and after the Closing Date, be deemed to constitute and shall be allocated to the assets and liabilities of the Vintage Bond Fund series.

(D) As of the Closing Date, all of the authorized but unissued shares of the Vintage Income Fund series shall automatically be changed and reclassified into authorized but unissued and unclassified shares of the Corporation's capital stock.

(E) The date on which these Articles of Amendment are deemed to be effective pursuant to the Maryland General Corporation Law (the "MGCL") shall be the "Closing Date."

THIRD: These Articles of Amendment shall become effective at 8:59 a.m. EDT on October 22, 2001.

FOURTH: The Board of Directors of the Corporation, pursuant to and in accordance with the Charter and Bylaws of the Corporation and the MGCL, duly advised the foregoing amendment and the shareholders of the Corporation entitled to vote on the foregoing amendment, pursuant to and in accordance with the Charter and Bylaws of the Corporation and the MGCL, duly approved the foregoing amendment.

[SIGNATURES BEGIN ON NEXT PAGE]

IN WITNESS WHEREOF, Vintage Mutual Fund, Inc. has caused these Articles of Amendment to be signed in its name and on its behalf by its Vice President and attested to by its Assistant Secretary as of this 12 day of October, 2001; and its Vice President acknowledges that these Articles of Amendment are the act of Vintage Mutual Fund, Inc., and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ATTEST: VINTAGE MUTUAL FUND, INC.

/s/_________________________By: _________________ (SEAL)

Investors Management Group
2203 Grand Avenue
Des Moines, Iowa 50312
Telephone: (515) 440-1990
Facsimile: (877) 882-9268

July 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: File Nos. 33-87498 and 811-8910

Dear Sir or Madam:

Please find herewith Post-Effective Amendment No. 22 under the Securities Act of 1933 to the Registration Statement on Form N-1A, including exhibits thereto for Vintage Mutual Funds, Inc. (the "Fund"), marked in accordance with Rule 310 of Regulation S-T.

This filing includes an Articles Supplementary and an Articles of Amendment to the charter of Vintage Mutual Funds, Inc.

Please direct comments or questions regarding this filing to me at (515)440-1990 or John C. Miles at Cline, Williams, Wright, Johnson & Oldfather at (402)474-6900.

Sincerely,

/s/
Mary Dotterer